Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 14
DATED JANUARY 25, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 14 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006 and must be read in conjunction with our prospectus as supplemented.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," and "Plan of Distribution" as described below.  You should read this Supplement No. 14 together with our prospectus as supplemented.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Thermo Process Systems Office/Warehouse & Distribution Facility; Sugar Land, Texas

On January 17, 2006, MB REIT purchased a fee simple interest in a freestanding office/warehouse and distribution facility leased to Thermo Process Systems, containing approximately 150,000 gross leasable square feet.  The building is located at 1410 Gillingham Lane in Sugar Land, Texas.  This property competes with five (5) industrial facilities within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, 1410 Gillingham, Ltd., for a cash purchase price of approximately $13.9 million and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.

MB REIT is of the opinion that the property is adequately covered by insurance.

Real estate taxes paid in 2005 for the tax year ended 2004 (the most recent tax year for which information is generally available) were approximately $32,000.  The amount of real estate taxes is calculated by multiplying Thermo Process Systems' assessed value, divided by 100, by a tax rate of 1.75%.

For federal income tax purposes, MB REIT's depreciable basis in this property is approximately $10.4 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The building was constructed in 2001 and expanded in 2005 for Thermo Process Systems, which leases one hundred percent (100%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate			Per Square	Estimated
	GLA Leased	% of Total	Renewal	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Option	Annum ($)	Beginning	To

Thermo Process Systems	146,000	100	1/5 yr.	6.58	10/05	09/15

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	0	-	-	0.0%	960,680	-
2007	0	-	-	0.0%	960,680	-
2008	0	-	-	0.0%	960,680	-
2009	0	-	-	0.0%	960,680	-
2010	0	-	-	0.0%	960,680	-
2011	0	-	-	0.0%	960,680	-
2012	0	-	-	0.0%	960,680	-
2013	0	-	-	0.0%	960,680	-
2014	0	-	-	0.0%	960,680	-
2015	1	146,000	960,680	100%	960,680	6.58

The property was built for a tenant in 2001 that never occupied the building and therefore it was vacant prior to October 2005.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of January 20, 2006.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	13,070,698	130,706,980	13,724,233	116,982,747

	13,090,698	130,906,980	13,724,233	117,182,747

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.